VIA EDGAR

December 22, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Torney, Kevin Vaughn, Chris Edwards and Joe McCann

Re: Curative Biotechnology, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-279159)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Curative Biotechnology, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on May 6, 2024, and was amended on August 1, 2025.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Scott Linsky of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4408.

Very truly yours,

/s/ I Richard Garr
Name:	I Richard Garr
Title:	Chief Executive Officer

cc:	Scott Linsky, Lucosky Brookman LLP